UNITED STATES

SECURITIES AND EXCHANGE COMMISISION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NUMBER 1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION

SAVINGS INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation

1901 Chouteau Avenue

St. Louis, Missouri 63103

Ameren Corporation

Savings Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

Ameren Corporation

Savings Investment Plan

Index

Report of Independent Registered Public Accounting Firm
December 31, 2015 and 2014	1

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2015 and 2014	2

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014	3

Notes to Financial Statements
December 31, 2015 and 2014	4-14

Supplemental Schedule*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015	1-9

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Ameren Corporation Savings Investment Plan

St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of the Ameren Corporation Savings Investment Plan as of December 31, 2015 and 2014 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Ameren Corporation Savings Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

South Bend, Indiana

June 22, 2016

Ameren Corporation

Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets
Investments, at fair value	$1,644,525,649	$1,715,492,480
Investments, at contract value	283,716,698	270,646,751

Total investments	1,928,242,347	1,986,139,231

Cash	(34,858)	1,376,760
Receivables
Notes receivable from participants	34,637,440	34,286,429
Participant contributions	1,507,524	1,207,220
Employer contributions	513,140	408,803
Dividends and interest	577,701	543,657
Due from brokers for securities sold	10,661,338	2,572,524

Total receivables	47,897,143	39,018,633

Total assets	1,976,104,632	2,026,534,624

Liabilities
Accrued expenses	391,501	512,195
Due to brokers for securities purchased	9,762,293	2,737,609

Total liabilities	10,153,794	3,249,804

Net assets available for benefits	$1,965,950,838	$2,023,284,820

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2015 and 2014

	2015	2014
Additions:
Investment income/(loss)
Interest and dividends	$24,706,214	$19,487,310
Net appreciation/(depreciation) in fair value of investments	(37,457,301)	133,252,528

Total investment income/(loss)	(12,751,087)	152,739,838

Interest on notes receivable from participants	1,405,566	1,360,540
Participant contributions	81,725,541	75,475,166
Employer contributions	29,153,939	27,956,504

Total additions	99,533,959	257,532,048

Deductions:
Benefits paid to participants	153,600,149	151,955,091
Administrative expenses	3,267,792	3,227,572

Total deductions	156,867,941	155,182,663

Net increase/(decrease)	(57,333,982)	102,349,385
Net assets available for benefits
Beginning of year	2,023,284,820	1,920,935,435

End of year	$1,965,950,838	$2,023,284,820

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Description of the Plan

General

The following is a summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”). Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan. Its purpose is to provide employees eligible to participate (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the option to defer a portion of their compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Trust and Administrative Agreement.

Participation

All regular full-time employees are eligible to participate upon employment, and part-time or temporary employees are eligible to participate upon completion of a year of service of at least 1,000 hours. Employees covered by a collective bargaining agreement (“CBA”) are eligible to participate only if the CBA provides for such participation.

If employees do not make an election, nor opt-out within 30 days of employment; they are automatically enrolled at a 6% pre-tax contribution rate, invested in a Target Date fund based upon the date at which the participant is or will be age 65, and further enrolled in auto-escalation increasing their pre-tax contribution 1% annually, with no cap on the annual increases. Employees may opt-out or make alternative elections at any time.

Contributions

Each year, Participants may contribute up to 100% of eligible compensation, as defined in the Plan, and subject to annual limitations imposed by the Code.

The Company makes an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contribution depends on the Participant’s employment classification, and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants. The Company also makes true-up Employer Basic Matching Contributions for Participants who contribute the IRS maximum before the end of the year and, as a result, do not receive the full company match. The Employer Additional Matching Contributions are invested in the Ameren Stock Fund.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

The Plan permits “catch-up” contributions for all employees age 50 and older. Eligible employees could contribute $6,000 and $5,500 in 2015 and 2014, respectively, as a “catch-up” contribution. The Company does not match “catch-up” contributions.

Participants direct the investment of their contributions and the Employer Basic Matching Contributions to his or her account to any of the investment options available under the Plan, including Company stock. Contributions may be allocated to a single investment option or allocated in increments of one percent to any combination of investment options. Such elections may be changed daily.

Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Participant Accounts

Each Participant’s account is credited with the Participant’s contributions and an allocation of (a) the Company’s contributions, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on Participant contributions, eligible compensation, Participant account balances, or specific Participant transactions, as defined. The benefit to which the Participant is entitled is the benefit which can be provided from the Participant’s account. Each Participant directs the investment of his or her account to any of the investment options available under the Plan.

Notes Receivable from Participants

The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or 50% of the vested amount in the Participant’s account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2015 and 2014, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.

Vesting

The amounts in Participants’ accounts, including Company contributions, are fully vested at all times.

Payment of Benefits

The total amount of a Participant’s account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant after termination of employment. All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Stock Fund distributed in shares of Ameren common stock. Participants may withdraw certain basic contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the Participant’s account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of AmerenCIPS, to receive certain distributions prior to termination of employment.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are presented at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value, as of December 31, 2015 and 2014. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

The Plan has direct investments in fully benefit-responsive investment contracts. Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Fees associated with administering the Plan are generally paid by the Plan. Through March 31, 2015, Trustee and recordkeeping fees were primarily paid via (1) revenue sharing payments (payments made directly from investment managers to the recordkeeper), (2) fees accrued in the investment funds that do not pay revenue sharing, and (3) flat dollar fees that are assessed to all Participants quarterly. Beginning April 1, 2015, Trustee and recordkeeping fees are primarily paid via flat dollar fees that are assessed to all Participants quarterly. Also, effective April 1, 2015, revenue sharing payments are allocated to Participant accounts quarterly.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the Participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Concentrations

Company common stock comprised 12% of investments at December 31, 2015 and December 31, 2014.

New Accounting Standards

In May 2015, the Financial Accounting Standards Board issued ASU 2015-07, Fair Value Measurement (Topic 820: Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent). Under this guidance, investments measured at net asset value (“NAV”), under the existing practical expedient provided under ASC topic 820, are excluded from the fair value hierarchy. The guidance requires reporting entities to reconcile the fair value hierarchy disclosure to the statement of net assets available for benefits by disclosing the amount of investments measured using the practical expedient. The ASU is effective for fiscal years beginning after December 15, 2016 (December 15, 2015 for public business entities), with early adoption permitted. Retrospective application is required. Management is currently assessing the impacts of this guidance on the Plan’s disclosures.

In July 2015, the Financial Accounting Standards Board issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Thus, on the statements of net assets available for benefits at December 31, 2014, investments at fair value was reduced by the previously

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

reported fair value of the fully-benefit responsive investment contracts, $271,318,703, and the adjustment from fair value to contract value for fully benefit-responsive investment contracts of $(671,952) was eliminated; the net of these adjustments resulted in recording $270,646,751 of investments at contract value at December 31, 2014. Also, Note 3 Fair Value Measurements at December 31, 2014 now excludes the previously reported fair value of the fully benefit-responsive investment contracts, $271,318,703. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investment by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investment that are measured using fair value by general type; however, plans are no longer required to disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Management has elected to adopt Parts I and II early. The adoption of this standard had no effect on the Plan’s net assets available for benefits or changes therein.

3.	Fair Value Measurements

The authoritative guidance issued by the FASB regarding fair value measurement provides a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The provisions also establish a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

There have been no changes in the methodologies used during 2015.

•	Margin deposit account and overnight deposit instrument: The fair value is estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (Level 2 inputs).

•	Common stocks: Valued at the closing price reported on the active markets on which the individual securities are traded (Level 1 inputs).

•	Limited partnership: The fair value is determined by obtaining a quoted price from a nationally recognized exchange (Level 1 input). Under ordinary market conditions, daily redemption is available. The limited partnership is held as part of an investment strategy to outperform the Russell 2500 Growth Index.

•	U.S. government securities and corporate debt securities: Valued based upon recent bid prices or the average of recent bid and asked prices when available (Level 2 inputs) and, if not available, they are valued through matrix pricing models developed by sources considered by management to be reliable. Matrix pricing, which is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

•	Other debt securities includes both non-U.S. government debt securities and derivatives: Non-U.S. government debt securities are valued based upon recent bid prices or the average of recent bid and asked prices when available (Level 2 inputs) and, if not available, they are valued through matrix pricing models developed by sources considered by management to be reliable. Matrix pricing, which is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). The fair values of exchange-traded derivatives are based upon quoted market prices (Level 1 inputs). The fair values of derivatives that are not traded on an exchange are based upon valuation models using observable market data as of the measurement date (Level 2 inputs).

•	Mutual funds: Valued at the daily closing price as reported by the fund (Level 1 inputs). Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•	Collective trust funds: The fair values of participation units held in collective trusts are

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices. Under ordinary market conditions, redemptions of investments in collective trusts are permitted as of daily or monthly valuation dates, as applicable, and are executed at NAV (Level 2 inputs). The investment objectives of the collective trust funds are as follows: for the short-term investment fund, providing safety of principal, daily liquidity and a competitive yield over the long term through investing in a diversified portfolio of U.S. dollar-denominated securities; for the equity and fixed income funds, tracking or outperforming their respective benchmark indices; and for the target retirement funds, providing exposure to markets from around the world in one fund, with each fund becoming more conservative as it moves toward its target date.

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2015:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Margin deposit account	$—	$213,760	$—	$213,760
Common stocks-Plan sponsor stock	227,770,008	—	—	227,770,008
Common stocks-other than Plan sponsor stock	188,526,265	—	—	188,526,265
Limited partnership	693,154	—	—	693,154
U.S. Government securities	—	11,911,021	—	11,911,021
Corporate debt securities	—	33,564,256	—	33,564,256
Other debt securities	1,000	1,025,382	—	1,026,382
Collective trust funds	—	982,293,330	—	982,293,330
Mutual funds	198,537,364	—	—	198,537,364
Liabilities
Other debt securities	(9,891)	—	—	(9,891)

Total assets reported at fair value	$615,517,900	$1,029,007,749	$—	$1,644,525,649

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2014:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Overnight deposit instrument	$—	$1,659,190	$—	$1,659,190
Common stocks-Plan sponsor stock	248,306,627	—	—	248,306,627
Common stocks-other than Plan sponsor stock	187,298,820	—	—	187,298,820
Collective trust funds	—	1,008,243,185	—	1,008,243,185
Mutual funds	269,984,658	—	—	269,984,658

Total assets reported at fair value	$705,590,105	$1,009,902,375	$—	$1,715,492,480

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

The Plan does not hold any investments requiring Level 3 measurements, and there have not been any transfers between measurement input levels in 2015 or 2014.

4.	Fully Benefit-Responsive Investment Contracts

In February 2014, the Plan invested in a stable value account that is separately managed by Galliard Capital Management. The separately-managed account holds (1) an investment in a money market mutual fund, and (2) a portfolio of synthetic investment contracts, valued at $283,716,698 and $270,646,751 at December 31, 2015 and December 31, 2014, respectively. The investment contracts meet the fully benefit-responsive investment criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The investment contracts are issued by the following insurance companies:

•	American General Life Insurance Company (“AGL”)

•	Prudential Insurance Company of America (“Prudential”)

•	New York Life Insurance Company (“NYL”)

•	Massachusetts Mutual Life Insurance Company (“Mass Mutual”)

•	Metropolitan Life Insurance Company (“Met Life”)

The underlying investments of the AGL, Prudential, and NYL contracts are holdings in collective trust funds. The underlying investments of the Mass Mutual and Met Life contracts are holdings in portfolios of fixed income securities, which are segregated from the insurance company’s general account assets. The segregation of these assets from the insurance company’s general account offers certain protections to mitigate the risk that these assets might be subject to creditor claims other than those of the separate account GIC owners.

The investment contracts include wrapper contracts, which are agreements for the wrap issuer to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. The contracts are designed to accrue interest based on crediting rates established by the contract issuers, and also provide a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reset at least quarterly.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value. Investment contracts generally provide for withdrawals associated with certain events which are not in the ordinary

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

course of operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to the account’s structure or administration;

•	changes to the Plan’s competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of the investment, including a merger with another investment account;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	the redemption of all or a portion of the interests in the account held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the account or participating plans;

•	the delivery of any communication to Participants designed to influence a participant not to invest in the investment option.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the Participants.

These contracts are evergreen contracts and contain termination provisions, allowing the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value is below contract value at the time of termination. In addition, if the Company defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination.

5.	Transactions with Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2015, the Plan held 5,268,795 shares of Company common stock with a cost and fair value of $189,208,773 and $227,770,008, respectively. During 2015, the Plan purchased 879,500 shares at a cost of $36,272,199 and sold 921,100 shares valued at $38,778,584.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

At December 31, 2014, the Plan held 5,382,758 shares of Company common stock with a cost and fair value of $188,255,416 and $248,306,627, respectively. During 2014, the Plan purchased 676,200 shares at a cost of $27,122,220 and sold 863,800 shares valued at $35,008,574.

Dividend income from Company common stock was $10,865,043 and $8,501,427 for the years ended December 31, 2015 and December 31, 2014, respectively.

At December 31, 2015 and December 31, 2014, the Plan held shares in the Fidelity Management Trust Company Institutional Cash Portfolio. This portfolio is managed by the Trustee, and therefore, qualifies as party-in-interest transactions. Notes receivable from Participants also reflect party-in-interest transactions.

Fees paid by the Plan to the Trustee for recordkeeping and trust services were $1,060,655 and $1,094,988 for the years ended December 31, 2015 and December 31, 2014, respectively.

Fees paid to and investments issued by various Plan investment managers also reflect party-in-interest transactions.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$1,965,950,838	$2,023,284,820
Amounts allocated to deemed distributions of notes receivable from Participants	(1,233,481)	(1,172,844)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(609,075)	671,952

Net assets available for benefits per the Form 5500	$1,964,108,282	$2,022,783,928

Deemed distributions of notes receivable from Participants, resulting from defaults of notes receivable from Participants, are no longer considered assets of the Plan with respect to Form 5500 filings.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

The following is a reconciliation of net decrease in net assets available for benefits per the financial statements to net loss per the Form 5500 for the year ended December 31, 2015:

Net decrease in net assets available for benefits per the financial statements	$(57,333,982)
Add:Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the current year-end	(609,075)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the prior year-end	(671,952)
Add: Net decrease in defaulted notes receivable from Participants	30,230
Less: Interest income of defaulted notes receivable from Participants	(90,867)

Total net loss per the Form 5500	$(58,675,646)

7.	Federal Income Tax Status

The Company obtained its latest determination letter September 18, 2013, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Interest-bearing Cash
	State Street Global Advisors	SSGA Short Term Investment Fund	$12,450,962	$12,450,962
	Citi Global Markets Futures Cash Collateral	43,760.000000 Shares	43,760	43,760
	Citi Global Markets Swap Collateral USD	170,000.000000 Shares	170,000	170,000

	Total Interest-bearing Cash		12,664,722	12,664,722

	Mutual Funds
	American Funds Group	EuroPacific Growth Fund	104,011,919	113,887,387
	RBC Global Asset Management	RBC BlueBay Absolute Return Fund	12,553,702	11,899,581
	Sands Capital Management	Touchstone Sands Capital Institutional Growth Fund	51,570,570	55,262,083
*	Fidelity Management Trust Company	FMTC Institutional Cash Portfolio	17,488,313	17,488,313

	Total Mutual Funds		185,624,504	198,537,364

	Collective Investment Trusts
	Allianz Global Investors Fund Management	AllianzGI NFJ Dividend Value CIT	97,216,501	118,125,799
	Nuveen Fund Advisors	NWQ Small/Mid Cap Value Fund	58,145,950	75,363,638
	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund F	93,566,133	95,215,645
	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund L	20,597 ,980	21,403,698
	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund N	26,627,939	27,484,420
	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund Q	36,281,427	37,003,340
	BlackRock Institutional Trust Company, N.A.	BlackRock Equity Index Fund	133,216,176	203,586,217
	BlackRock Institutional Trust Company, N.A.	BlackRock Russell 2500 NL Fund	95,614,955	125,073,623
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2020 Fund	75,838,090	85,456,807
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2025 Fund	63,974,622	73,199,887
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2030 Fund	41,579,417	48,066,552
	BlackRock Institutional Trust Company, N.A.	BlackRock MSCI ACWI ex-US IMI Index NL Fund	49,467,649	48,243,678
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL Retirement Fund	36,833,115	37,402,999
	BlackRock Institutional Trust Company, N.A.	BlackRock US Debt Index NL Fund	46,291,069	47,341,168
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2035 Fund	21,639,887	25,095,873
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2040 Fund	19,298,356	22,255,422
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2045 Fund	18,501,487	21,024,541
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2050 Fund	15,685,111	18,055,471
	BlackRock Institutional Trust Company, N.A.	BlackRock TIPS Bond Index Fund	13,037,620	12,857,323
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2055 Fund	8,171,882	8,461,538
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index NL 2060 Fund	230,208	231,832

	Total Collective Investment Trusts		971,815,574	1,150,949,471

	Pooled Separate Accounts
	Massachusetts Mutual Life Ins. Co.	Separate Account #SB43	34,948,360	34,709,193

	Insurance Company Separate Accounts
	Metropolitan Life Ins Co.	Separate Account #690	32,804,044	33,562,353
	Metropolitan Life Ins Co.	Separate Account #695	32,686,714	33,728,974

	Total Insurance Company Separate Accounts		65,490,758	67,291,327

	Common Stocks
*	Ameren Corporation	5,268,795.000000 Shares	189,208,773	227,770,008
	TENCENT HOLDINGS LIMITED	63,081.000000 Shares	1,108,734	1,241,263
	ALLERGAN PLC	5,262.000000 Shares	1,486,805	1,644,375
	ATLASSIAN CORP PLC CLS A	1,425.000000 Shares	29,925	42,864
	NXP SEMICONDUCTORS NV	9,920.000000 Shares	977,145	835,760
	ABBOTT LABORATORIES	50,944.000000 Shares	1,964,211	2,287,895
	ADOBE SYSTEMS INC	20,389.000000 Shares	1,228,817	1,915,343
	ALEXION PHARMACEUTICALS	9,935.000000 Shares	1,413,307	1,895,101
	ALIBABA GROUP HLD SPON AD	20,030.000000 Shares	1,625,536	1,627,838

1

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	ALPHABET INC CL C	3,836.000000 Shares	1,684,493	2,911,064
	ALPHABET INC CL A	3,411.000000 Shares	1,381,962	2,653,792
	AMAZON.COM INC	7,696.000000 Shares	2,090,382	5,201,649
	AMERICAN TOWER CORP	11,572.000000 Shares	884,667	1,121,905
	ANADARKO PETROLEUM CORP	4,465.000000 Shares	326,226	216,910
	APPLE INC	33,091.000000 Shares	3,096,627	3,483,159
	BIOMARIN PHARMACEUTICAL	10,818.000000 Shares	779,789	1,133,294
	BIOGEN INC	4,741.000000 Shares	817,866	1,452,405
	BOEING CO	13,524.000000 Shares	1,184,589	1,955,435
	BRISTOL-MYERS SQUIBB CO	31,960.000000 Shares	1,698,055	2,198,528
	CELGENE CORP	15,164.000000 Shares	1,304,974	1,816,041
	CITIGROUP INC	18,556.000000 Shares	1,101,583	960,273
	CONCHO RESOURCES INC	8,937.000000 Shares	769,588	829,890
	COSTCO WHOLESALE CORP	10,567.000000 Shares	1,098,156	1,706,571
	DISNEY (WALT) CO	15,158.000000 Shares	831,607	1,592,803
	EOG RESOURCES INC	14,393.000000 Shares	976,767	1,018,880
	FACEBOOK INC A	38,281.000000 Shares	1,486,022	4,006,489
	FIREEYE INC	7,623.000000 Shares	343,164	158,101
	FLEETCOR TECHNOLOGIES INC	7,856.000000 Shares	985,545	1,122,858
	GOLDMAN SACHS GROUP INC	4,969.000000 Shares	691,390	895,563
	HOME DEPOT INC	5,510.000000 Shares	725,843	728,698
	ILLUMINA INC	7,440.000000 Shares	465,250	1,428,071
	LENDINGCLUB CORP	9,019.000000 Shares	172,207	99,660
	LINKEDIN CORP CL A	8,094.000000 Shares	1,156,312	1,821,798
	MARRIOTT INTL INC A	22,921.000000 Shares	1,416,560	1,536,624
	MASTERCARD INC CL A	33,585.000000 Shares	1,713,755	3,269,836
	MCDONALDS CORP	7,312.000000 Shares	823,029	863,840
	MCGRAW HILL FINANCIAL INC	11,266.000000 Shares	997,044	1,110,602
	MICROSOFT CORP	22,835.000000 Shares	1,242,139	1,266,886
	MONDELEZ INTL INC	46,461.000000 Shares	1,510,814	2,083,311
	MONSANTO CO	8,504.000000 Shares	782,566	837,814
	MORGAN STANLEY	42,306.000000 Shares	1,379,516	1,345,754
	NETFLIX INC	21,864.000000 Shares	1,185,853	2,500,804
	NIKE INC CL B	44,208.000000 Shares	1,152,984	2,763,000
	PALO ALTO NETWORKS INC	2,502.000000 Shares	436,061	440,702
	PRICELINE GROUP INC	1,366.000000 Shares	934,718	1,741,582
	RED HAT INC	21,277.000000 Shares	1,146,980	1,761,948
	REGENERON PHARMACEUTICALS	2,644.000000 Shares	1,368,468	1,435,348
	SALESFORCE.COM INC	27,562.000000 Shares	1,222,996	2,160,861
	SPLUNK INC	17,724.000000 Shares	703,148	1,042,348
	STARBUCKS CORP	29,560.000000 Shares	1,148,858	1,774,487
	TJX COMPANIES INC NEW	15,584.000000 Shares	802,447	1,105,061
	TESLA MOTORS INC	5,040.000000 Shares	872,804	1,209,650
	TIFFANY & CO	10,752.000000 Shares	1,023,749	820,270
	TIME WARNER INC	13,213.000000 Shares	1,147,528	854,485
	TRIPADVISOR INC	11,875.000000 Shares	1,013,531	1,012,344
	TWITTER INC	23,895.000000 Shares	950,429	552,930
	UNDER ARMOUR INC CL A	17,913.000000 Shares	879,442	1,443,967
	VERTEX PHARMACEUTICALS	4,144.000000 Shares	258,804	521,440
	VISA INC CL A	40,186.000000 Shares	1,713,204	3,116,424
	WORKDAY INC CL A	14,028.000000 Shares	971,606	1,117,751
	ALLEGION PLC	13,400.000000 Shares	839,584	883,328
	MOBILEYE NV	30,635.000000 Shares	1,393,404	1,295,248
	NORWEGIAN CRUISE LINE HLG	7,000.000000 Shares	436,743	410,200
	AMC NETWORKS INC CL A	8,650.000000 Shares	630,667	645,982

2

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	ACTIVISION BLIZZARD INC	6,950.000000 Shares	164,347	269,034
	ADEPTUS HEALTH INC A	5,326.000000 Shares	262,066	290,374
	AMERICAN EAGLE OUTFITTERS	36,870.000000 Shares	625,720	571,485
	ANACOR PHARMACEUTICALS	1,850.000000 Shares	206,338	208,995
	APOGEE ENTERPRISES INC	9,150.000000 Shares	430,742	398,117
	ATHENAHEALTH INC	1,300.000000 Shares	203,328	209,261
	BLUE BUFFALO PET PRODUCTS	10,100.000000 Shares	231,432	188,971
	BOOZ ALLEN HAMILTON CL A	9,000.000000 Shares	276,656	277,650
	BURLINGTON STORES INC	4,501.000000 Shares	226,292	193,093
	CAVIUM INC	3,400.000000 Shares	202,129	223,414
	COHERUS BIOSCIENCES INC	6,857.000000 Shares	164,981	157,437
	COMMSCOPE HOLDING CO INC	15,350.000000 Shares	458,417	397,412
	CRITEO SA SPNR ADR	5,414.000000 Shares	219,290	214,394
	CYNOSURE INC CL A	6,020.000000 Shares	230,933	268,913
	DEXCOM INC	11,950.000000 Shares	678,014	978,705
	DYCOM INDUSTRIES INC	6,950.000000 Shares	517,261	486,222
	E TRADE FINANCIAL CORP	18,900.000000 Shares	577,151	560,196
	ESPERION THERAPEUTICS NEW	14,093.000000 Shares	772,187	313,710
	EXPEDIA INC	6,600.000000 Shares	766,717	820,380
	FIRST SOLAR INC	7,000.000000 Shares	454,696	461,930
	FLOWERS FOODS INC	11,600.000000 Shares	296,776	249,284
	FOOT LOCKER INC	18,000.000000 Shares	1,179,268	1,171,620
	G-III APPAREL GROUP LTD	14,190.000000 Shares	544,351	628,049
	GLOBAL PAYMENTS INC	13,000.000000 Shares	541,240	838,630
	HABIT RESTAURANTS CL A	7,107.000000 Shares	188,898	163,887
	HARMAN INTL IND INC NEW	10,536.000000 Shares	1,031,249	992,597
	HEADWATERS INC	35,902.000000 Shares	564,956	605,667
	HOLOGIC INC	18,100.000000 Shares	738,660	700,289
	IDEXX LABS INC	15,050.000000 Shares	1,133,952	1,097,446
	INFINERA CORP	29,520.000000 Shares	550,501	534,902
	INTEGRATED DEVICE TECH	34,355.000000 Shares	656,890	905,254
	INTERCEPT PHARMACEUTICALS	1,803.000000 Shares	474,465	269,278
	INTRA-CELLULAR THERAPIES	3,700.000000 Shares	155,783	199,023
	JETBLUE AIRWAYS CORP	32,400.000000 Shares	837,906	733,860
	K2M GROUP HLDGS INC	16,650.000000 Shares	361,859	328,671
	KNOLL INC	8,150.000000 Shares	192,074	153,220
	STEVEN MADDEN LTD	20,100.000000 Shares	755,922	607,422
	MASCO CORPORATION	24,450.000000 Shares	648,849	691,935
	MIDDLEBY CORP	3,970.000000 Shares	356,011	428,244
	MOHAWK INDUSTRIES INC	2,300.000000 Shares	441,717	435,597
	MOLINA HEALTHCARE INC	6,963.000000 Shares	463,986	418,685
	NEUROCRINE BIOSCIENCES	3,800.000000 Shares	208,254	214,966
	NEVRO CORPORATION	5,483.000000 Shares	288,014	370,157
	NEWELL RUBBERMAID INC	12,000.000000 Shares	483,631	528,960
	NEWFIELD EXPLORATION CO	9,750.000000 Shares	387,356	317,460
	NUANCE COMMUNICATIONS INC	43,050.000000 Shares	767,885	856,265
	NVIDIA CORP	19,550.000000 Shares	522,428	644,368
	OSI SYSTEMS INC	5,800.000000 Shares	541,450	514,228
	PTC THERAPEUTICS INC	10,400.000000 Shares	408,497	336,960
	PACIRA PHARMACE	3,300.000000 Shares	238,358	253,407
	PANERA BREAD CO CL A	1,200.000000 Shares	236,505	233,736
	PRIVATEBANCORP INC	10,350.000000 Shares	362,934	424,557
	PROOFPOINT INC	15,953.000000 Shares	503,263	1,037,105
	RACKSPACE HOSTING INC	16,400.000000 Shares	433,040	415,248
	RINGCENTRAL INC CL A	11,700.000000 Shares	279,507	275,886

3

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	SS&C TECH HLDGS INC	2,500.000000 Shares	182,045	170,675
	SVB FINL GROUP	5,400.000000 Shares	683,367	642,060
	SERVICENOW INC	16,610.000000 Shares	841,231	1,437,762
	SIGNATURE BANK	2,760.000000 Shares	369,133	423,301
	STAMPS.COM INC	12,350.000000 Shares	738,051	1,353,684
	TEMPUR SEALY INTL INC	9,450.000000 Shares	737,949	665,847
	TOLL BROTHERS INC	12,550.000000 Shares	498,794	417,915
	TRACTOR SUPPLY CO.	8,600.000000 Shares	677,121	735,300
	US CONCRETE INC C NEW	8,701.000000 Shares	409,721	458,195
	ULTA SALON COSMETICS & FR	6,600.000000 Shares	824,179	1,221,000
	ULTRAGENYX PHARMA INC	1,700.000000 Shares	174,455	190,706
	UNDER ARMOUR INC CL A	7,642.000000 Shares	503,339	616,022
	UNIVERSAL DISPLAY CORP	4,621.000000 Shares	204,160	251,567
	VAIL RESORTS INC	3,400.000000 Shares	423,304	435,166
	VANTIV INC	4,400.000000 Shares	192,168	208,648
	VISTEON CORP	3,700.000000 Shares	428,346	423,650
	VULCAN MATERIALS CO	4,455.000000 Shares	288,055	423,091
	WELLCARE HEALTH PLANS INC	9,700.000000 Shares	852,717	758,637
	WHITEWAVE FOODS CO CL A	13,200.000000 Shares	497,015	513,612
	ZAYO GROUP HOLDINGS INC	9,800.000000 Shares	266,833	260,582
	ZENDESK INC	12,200.000000 Shares	309,668	322,568
	ZIONS BANCORP	7,650.000000 Shares	234,232	208,845
	OM ASSET MANAGEMENT PLC	26,187.000000 Shares	454,343	401,447
	FIRSTSERVICE CORP (US)	23,092.000000 Shares	480,048	933,610
	ABIOMED INC	6,290.000000 Shares	207,745	567,861
	AFFILIATED MANAGERS GRP	6,040.000000 Shares	891,823	964,950
	ALIGN TECHNOLOGY INC	13,247.000000 Shares	477,616	872,315
	ANSYS INC	9,770.000000 Shares	770,466	903,725
	BALL CORP	6,894.000000 Shares	501,376	501,401
	BOOZ ALLEN HAMILTON CL A	29,013.000000 Shares	696,206	895,051
	BRUNSWICK CORP	9,191.000000 Shares	496,742	464,237
	CBOE HOLDINGS INC	15,410.000000 Shares	579,979	1,000,109
	CEB INC	11,195.000000 Shares	683,442	687,261
	CAMBREX CORP	15,170.000000 Shares	716,270	714,355
	CARRIZO OIL & GAS INC	9,610.000000 Shares	460,031	284,264
	CELANESE CORP SER A	12,760.000000 Shares	620,445	859,131
	CENTENE CORP	7,783.000000 Shares	474,159	512,199
	CHOICE HOTELS INTL INC	14,270.000000 Shares	756,300	719,351
	COLLIERS INTL GRP INC	9.000000 Shares	292	402
	COLLIERS INTL GROUP (US)	12,289.000000 Shares	317,969	547,475
	COSTAR GROUP INC	4,583.000000 Shares	500,628	947,260
	CVENT INC	18,040.000000 Shares	531,610	629,776
	DIAMONDBACK ENERGY INC	7,360.000000 Shares	494,994	492,384
	DREW INDUSTRIES INC	10,010.000000 Shares	469,284	609,509
	ENCORE CAP GROUP INC	16,109.000000 Shares	576,774	468,450
	EXACT SCIENCES CORP	44,510.000000 Shares	783,615	410,827
	EXAMWORKS GROUP INC	12,150.000000 Shares	411,781	323,190
	FACTSET RESEARCH SYS INC	3,871.000000 Shares	443,486	629,308
	FIRST CASH FIN SRVS INC	11,793.000000 Shares	592,317	441,412
	GARTNER INC	9,360.000000 Shares	593,572	848,952
	GUIDEWIRE SOFTWARE INC	22,412.000000 Shares	911,257	1,348,306
	HEALTHCARE SVCS GROUP INC	17,390.000000 Shares	447,329	606,389
	HEALTHSOUTH CORP	24,626.000000 Shares	741,544	857,231
	HEXCEL CORPORATION	14,400.000000 Shares	597,326	668,880
	HURON CONSULTING GROUP	8,596.000000 Shares	515,603	510,602

4

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	IDEXX LABS INC	8,366.000000 Shares	444,923	610,049
	INTERNATIONAL FLAVORS & F	7,830.000000 Shares	770,232	936,781
	JARDEN CORP	16,915.000000 Shares	488,920	966,185
	JONES LANG LASALLE INC	4,487.000000 Shares	485,883	717,292
	J2 GLOBAL INC	13,645.000000 Shares	669,470	1,123,256
	LIGAND PHARMACEUTICALS	9,636.000000 Shares	546,357	1,044,735
	MANPOWERGROUP INC	7,780.000000 Shares	447,644	655,776
	MAXIMUS INC	13,423.000000 Shares	771,515	755,044
	MEDIVATION INC	11,898.000000 Shares	471,930	575,149
	MEDNAX INC	14,480.000000 Shares	822,418	1,037,637
	METTLER-TOLEDO INTL INC	3,130.000000 Shares	751,195	1,061,477
	MIDDLEBY CORP	6,334.000000 Shares	547,216	683,249
	NEUSTAR INC CL A	31,892.000000 Shares	1,004,969	764,451
	NU SKIN ENTERPRISES CL A	15,465.000000 Shares	668,674	585,969
	OLD DOMINION FREIGHT LINE	15,974.000000 Shares	842,453	943,584
	PANDORA MEDIA INC	24,077.000000 Shares	402,134	322,873
	POLARIS INDUSTRIES INC	7,100.000000 Shares	773,212	610,245
	QUINTILES TRANSNATL HLDGS	12,130.000000 Shares	743,065	832,846
	SBA COMM CORP CL A	8,430.000000 Shares	642,048	885,740
	SALLY BEAUTY HLDGS INC	22,210.000000 Shares	608,465	619,437
	SERVICEMASTER GLOBAL HLDG	15,582.000000 Shares	459,529	611,438
	SIGNATURE BANK	5,140.000000 Shares	524,865	788,322
	SIRONA DENTAL SYSTEMS INC	7,689.000000 Shares	514,738	842,484
	SIX FLAGS ENTERTAINMENT	21,330.000000 Shares	839,530	1,171,870
	STERICYCLE INC	4,110.000000 Shares	403,509	495,666
	TORO CO	7,740.000000 Shares	504,395	565,562
	TOWERS WATSON & CO CL A	553.000000 Shares	58,869	71,038
	TRACTOR SUPPLY CO.	7,440.000000 Shares	419,215	636,120
	TRANSDIGM GROUP INC	2,701.000000 Shares	462,856	617,043
	2U INC	18,718.000000 Shares	350,876	523,730
	TYLER TECHNOLOGIES INC	4,590.000000 Shares	620,857	800,129
	ULTA SALON COSMETICS & FR	4,870.000000 Shares	775,578	900,950
	VANTIV INC	18,579.000000 Shares	581,639	881,016
	VIRTU FINANCIAL INC CL A	16,927.000000 Shares	375,647	383,227
	WD 40 CO	6,810.000000 Shares	575,160	671,807
	WNS HLDGS LTD SP ADR	15,603.000000 Shares	269,099	486,657
	WILLIAMS-SONOMA INC	7,120.000000 Shares	429,808	415,878
	ISHARES RUSSEL MIDCP GRWT	2,590.000000 Shares	241,190	238,202
	ISHARES RUSSELL 2000 GR E	6,700.000000 Shares	955,851	934,047
	ARM HOLDINGS PLC SPON ADR	20,198.000000 Shares	823,988	913,758
	INDITEX SA UNSPN ADR	86,265.000000 Shares	1,276,427	1,488,071
	NOVO-NORDISK AS CL B ADR	27,212.000000 Shares	915,342	1,580,473
	SHIRE PLC SPON ADR	9,858.000000 Shares	2,176,492	2,020,890

	Total Common Stocks		338,631,318	416,296,273

	Limited Partnership
	LAZARD LTD CL A	15,400.000000 Shares	796,030	693,154

	U.S. Government Securities
	BAYV 2006-D 1A3 5.932 6	150,000.000000 Shares	148,875	149,588
	IHSFR 14-SFR1 D 1ML+261	275,000.000000 Shares	278,470	270,523
	USTB 3.375% 05/15/44	160,000.000000 Shares	179,888	171,381
	FHLG 30YR 3% 03/45#G08631	789,417.645400 Shares	789,294	789,118
	FNMA 30YR 4% 03/45#AS4630	703,041.576000 Shares	746,542	744,449
	FNMA 30YR 4.0 07/4 AS5380	806,400.679700 Shares	862,219	855,156

5

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	FNCL 3.5% 2/1/45 #AX9530	758,820.083400 Shares	780,873	783,475
	FNMA 30YR 3% 01/46 #TBA	700,000.000000 Shares	701,540	700,035
	FNMA 30YR 3.5% 01/46 #TBA	1,980,000.000000 Shares	2,046,716	2,042,398
	FNMA 30YR 4.5% 01/46 #TBA	1,475,000.000000 Shares	1,593,519	1,592,965
	FNMA 30YR 4.0 12/0 AX4873	541,448.657700 Shares	575,120	573,339
	FNMA 5.00% 5/38 #983077	326,867.436700 Shares	361,597	360,310
	FNMA 30YR 3.5 01/0 MA2163	747,988.928000 Shares	774,169	772,292
	GNII II 4% 01/46 #TBA	1,050,000.000000 Shares	1,114,641	1,114,872
	BACM 2015- 3.167% 09/48	160,000.000000 Shares	117,675	116,440
	CSMC 14-ICE C 1ML+155 7	140,000.000000 Shares	139,913	138,466
	GSMS 14-GSFL C 1ML+2251	280,000.000000 Shares	280,000	273,905
	NLY 2014-FL1 C 1ML+2600	316,340.569600 Shares	316,735	315,061
	WFRBS 2013-C15 D CSTR 8/4	160,000.000000 Shares	146,674	147,248

	Total U.S. Government Securities		11,954,460	11,911,021

	Corporate debt securities
	UBS 7.125 PERP-20 AT1 7%	200,000.000000 Shares	210,500	209,500
	ADT CORP 6.25% 10/15/2021	90,000.000000 Shares	96,975	94,010
	AFLAC INC 6.45% 8/15/40	330,000.000000 Shares	413,477	404,768
	APT PIPELINE 3.875 1 144A	100,000.000000 Shares	99,354	96,242
	AT&T INC 5.55% 8/15/41	280,000.000000 Shares	293,829	281,152
	AECOM 5.75 10/15/2022 W/I	95,000.000000 Shares	98,790	97,850
	AGRIUM INC 3.375 03/15/25	200,000.000000 Shares	194,888	182,576
	ALCOA INC MTN 5.4 4/15/21	170,000.000000 Shares	185,060	165,325
	ALLEGHENY TECH 5.875 83	160,000.000000 Shares	167,122	94,400
	ALLSTATE CORP 5.75 8/53	130,000.000000 Shares	140,595	133,640
	ALTRIA GROUP 2.85 8/09/22	210,000.000000 Shares	205,430	204,757
	AMERICAN EXPRESS 5.2 VAN	135,000.000000 Shares	135,844	132,806
	AMERICAN TOWER 5 2/24	260,000.000000 Shares	279,201	275,237
	ANADARKO MTN 6.2% 3/15/40	310,000.000000 Shares	358,890	285,200
	ANGLOGOLD HLDNGS MTN 6.5	330,000.000000 Shares	311,814	219,450
	ANIXTER 5.125 10/01/2021	95,000.000000 Shares	99,038	95,000
	APACHE CORP 4.25% 1/15/44	150,000.000000 Shares	134,948	120,048
	APPLE INC 3.85% 5/4/43	150,000.000000 Shares	136,974	138,206
	ARC PPTYS OPER 4.6 02/4	150,000.000000 Shares	148,875	142,125
	ARCELORMITTAL MTN 7% 2/22	160,000.000000 Shares	175,555	128,800
	BAE SYS 3.85 12/25 144A	135,000.000000 Shares	133,407	133,727
	BNP PARIBAS VR 7.375 14P	200,000.000000 Shares	200,000	205,250
	BNP PARIBAS 4.25 10/15/24	245,000.000000 Shares	248,452	242,837
	BAC 6.25%/VAR PERP	70,000.000000 Shares	71,502	70,175
	BANK AMER FDG 4 04/01/24	680,000.000000 Shares	701,478	695,807
	BANK AMER 4.25 10/22/26	480,000.000000 Shares	480,199	475,169
	BARCLAYSPLC 3.65 03/16/25	285,000.000000 Shares	277,878	273,892
	BAXALTA 4.0 6/23/25 144A	220,000.000000 Shares	218,513	217,832
	BECTON DICKINS 3.734 12N	135,000.000000 Shares	137,402	136,239
	BROOKFIELD RESI 6.5 12/15	135,000.000000 Shares	139,550	130,106
	CCO HLDGS LLC 5.125 2/15/	140,000.000000 Shares	141,400	140,175
	CBS CORP 3.5% 01/15/25	135,000.000000 Shares	130,954	128,786
	CIT GROUP 5.0 08/01/23	165,000.000000 Shares	168,960	167,475
	CTP TRANSPORTAT 8.25 12P	135,000.000000 Shares	143,606	140,738
	CALIFORNIA RES 5.5 9/21	30,000.000000 Shares	28,494	9,450
	CALIF RES 8.0 12/15/ 1A	80,000.000000 Shares	94,980	42,100
	CALUMET SPEC PD 6.5 041	115,000.000000 Shares	115,840	100,050
	CAPITAL ONE BK 3.375 2/15	335,000.000000 Shares	331,560	327,976
	CENOVUS ENERGY 3.8 9/15/2	145,000.000000 Shares	145,808	131,352

6

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	CENTURYLINK 6.75 12/23 W	200,000.000000 Shares	214,500	187,500
	CCO SAFARI II 4.908 18	190,000.000000 Shares	190,000	189,813
	CHESAPEAKE 8 12/15/2 144A	52,000.000000 Shares	91,997	25,480
	CITIGROUP 3.875 10/25/23	220,000.000000 Shares	228,448	227,377
	CITIGROUP 3.75 06/16/24	190,000.000000 Shares	195,014	193,509
	CITIGROUP 4.3% 11/26	190,000.000000 Shares	191,763	189,183
	CITIGROUP 3.3 04/27/25	240,000.000000 Shares	236,038	235,725
	COMCAST CORP 6.4% 5/15/38	155 ,000.000000 Shares	193,900	192,386
	COMPUTER SCIENCE 4.45 9/1	190,000.000000 Shares	195,464	194,918
	CONOCOPHILLIPS 6.5 2/01/3	155,000.000000 Shares	195,658	163,336
	CONSTELATION ENERGY5.15 1	125,000.000000 Shares	138,075	135,775
	CONTINENTAL OK 5% 9/15/22	195,000.000000 Shares	194,856	143,813
	RABOBANK NEDERLAND 3.875	285,000.000000 Shares	302,194	300,804
	COX COMM 3.25 12/15/ 144	270,000.000000 Shares	246,375	245,428
	CUMMINS 4.875 10/01/43	120,000.000000 Shares	132,666	123,891
	DIAMOND OFFSHORE 5.7 10/1	205,000.000000 Shares	192,038	140,064
	DIGITAL REALTY 3.625 10/0	225,000.000000 Shares	222,635	216,286
	DIRECTV HLDGS 3.8 3/15/22	540,000.000000 Shares	552,598	543,742
	DISCOVER BANK 4.25 03/6	250,000.000000 Shares	251,320	251,679
	DOMTAR CORP 4.4% 4/01/22	135,000.000000 Shares	138,038	137,306
	DOMTAR CORP 6.75 02/15/44	190,000.000000 Shares	206,448	185,643
	DONNELLEY R.R. 7.625 6/15	90,000.000000 Shares	103,669	92,804
	ELECTRICITE DE PERP 144A	160,000.000000 Shares	165,800	150,400
	ENDO FIN CO 5.75 1/1 14O	90,000.000000 Shares	92,205	87,300
	ENLINK MIDSTRM LP 4.155	140,000.000000 Shares	137,284	107,759
	ENSCO PLC 4.7% 3/15/21	200,000.000000 Shares	206,650	161,106
	FAMILY TREE 5.25 3/2 144A	115,000.000000 Shares	121,900	118,738
	FIRSTENERGY 4.35 01/ 1A	210,000.000000 Shares	219,232	212,986
	FLY LEASING 6.75 12/15/20	135,000.000000 Shares	140,063	138,355
	FORD MTR CR LLC 4.25 9/20	210,000.000000 Shares	222,119	214,855
	FREEPORT MCMOR CO 3.55 3/	175,000.000000 Shares	165,211	101,500
	FRONTIER COMM 8.5 4/15/20	180,000.000000 Shares	193,230	180,450
	GENERAL ELECTRIC 4/VARP	469,000.000000 Shares	422,100	469,000
	GECAP MTN 6.875% 1/10/39	275,000.000000 Shares	381,777	374,824
	GENWORTH HLDGS 4.8 02/4	160,000.000000 Shares	140,354	108,000
	GSINC 6.75% 10/01/37	225,000.000000 Shares	273,884	262,834
	GOLDMAN SACHS GP 5.75 1/2	360,000.000000 Shares	414,360	409,434
	GOLDMAN SCHS GRP 4 3/3/24	140,000.000000 Shares	143,265	143,767
	GOLDMAN SACH GP 4.25 10N	180,000.000000 Shares	178,740	178,736
	GOLDMAN SACHS 5.793/VR PE	240,000.000000 Shares	186,000	169,200
	GUITR CN 6.5 4/15/19 144A	45,000.000000 Shares	41,288	37,800
	HSBC HLDGS PLC 6.8 6/01/3	190,000.000000 Shares	243,755	236,490
	HARMAN INTL IND 4.15 05N	165,000.000000 Shares	165,774	158,226
	HESS CORP 3.5% 7/15/24	140,000.000000 Shares	136,945	122,669
	HEWLETT PACK4.9 10/1 14T	255,000.000000 Shares	253,067	250,431
	INGERSOLL RAND LUX 3.55L	195,000.000000 Shares	194,903	190,920
	INTL PAPER CO GLB 8.7 6/1	220,000.000000 Shares	306,992	283,084
	JPMC CO 6.4% 5/15/38	110,000.000000 Shares	139,787	140,119
	JPMORGAN CHASE 3.2 1/25/2	125,000.000000 Shares	125,023	124,660
	JP MORGAN CHASE 3.375 5/2	560,000.000000 Shares	553,700	550,688
	JPM CHASE 6.75% PERP	245,000.000000 Shares	267,026	267,050
	KINDER MORGAN 4.25 09/4	165,000.000000 Shares	165,279	140,463
	KRAFT FOODS 5% 6/4/42	160,000.000000 Shares	164,323	161,098
	LAND O LAKES 8 PERP 144A	125,000.000000 Shares	125,000	129,844
	LEVI STRAUSS & CO 5 5/1/2	100,000.000000 Shares	97,000	99,500

7

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	LIBERTY MUTUAL 4.95 144A	405,000.000000 Shares	441,503	429,298
	MARTIN MARIETTA MAT 4.2N	150,000.000000 Shares	150,357	147,289
	MARTIN PRT/FIN 7.25% 2/21	120,000.000000 Shares	120,120	105,600
	MASCO CORP 5.95% 3/15/22	170,000.000000 Shares	192,440	183,600
	MDAMERICAN ENR 6.125 4/01	160,000.000000 Shares	193,136	186,466
	MILLICOM INTL 6.625 15	200,000.000000 Shares	212,740	184,750
	MORGAN STANLEY 4 07/23/25	225,000.000000 Shares	232,124	231,893
	MORGAN STANLEY 5.5 7/28/2	390,000.000000 Shares	445,969	437,156
	MORGAN STANLEY 3.95 047	425,000.000000 Shares	403,529	412,673
	NCR NEW 6.375 12/15/23	80,000.000000 Shares	83,360	78,800
	NGL EN/FIN 5.125% 7/19	140,000.000000 Shares	139,300	110,600
	NABORS IND 4.625 9/15/21	195,000.000000 Shares	196,127	160,307
	NBCUNIVERSAL ME 4.45 1/15	555,000.000000 Shares	551,220	543,385
	NEWMONT MINING 3.5 3/15/2	185,000.000000 Shares	180,394	164,954
	NOBLE HLDG INTL 5.95 04E	135,000.000000 Shares	135,732	93,163
	NORBORD 5.375 12/20 144A	165,000.000000 Shares	166,337	165,000
	NORDEA BANK AB 6.125 14A	200,000.000000 Shares	205,960	195,290
	NOVA CHEMICALS 5.25 15	165,000.000000 Shares	170,363	163,350
	NUCOR CORP 4.0% 08/01/23	185,000.000000 Shares	191,031	179,439
	NUMERICABLE 6.0 05/1 14E	200,000.000000 Shares	203,500	194,000
	ORIGIN ENGY 3.5 10/0 14N	200,000.000000 Shares	204,738	195,051
	OWENS CORNING 4.2 12/15/2	200,000.000000 Shares	205,808	200,243
	PPL CAP FD 3.5 12/01/22	200,000.000000 Shares	203,714	201,573
	PACIFIC LIFECRP 6 2/ 144A	170,000.000000 Shares	192,923	189,131
	PACKAGING 3.65 09/15/24	120,000.000000 Shares	119,611	116,675
	PENTAIR FINANCE 4.65 95	150,000.000000 Shares	149,739	153,738
	PETRO-CANADA 6.8% 5/15/38	105,000.000000 Shares	136,072	114,810
	PIEDMONT OPERTG 4.45 03T	185,000.000000 Shares	190,276	185,221
	PILGRIMS PRIDE 5.75 15	65,000.000000 Shares	66,287	63,213
	PLATFORM SPECLTY 6.5 14M	160,000.000000 Shares	167,568	138,400
	POLYONE CORP 5.25 3/15/23	90,000.000000 Shares	91,575	87,750
	PRINCIPAL FN GR 4.75/VAL	180,000.000000 Shares	179,978	178,920
	PRUDENTIAL FN 5.2/VAR 3L	165,000.000000 Shares	166,219	159,308
	QUALCOMM 3.45 05/20/25	250,000.000000 Shares	234,906	239,829
	QWEST CORP 6.75% 12/01/21	295,000.000000 Shares	332,111	309,013
	REALTY INCOME 3.25 10/15/	225,000.000000 Shares	222,392	217,218
	RELIANCE HDG USA 5.4 144A	250,000.000000 Shares	270,253	270,485
	RESOLUTE FST PROD 5.875E	135,000.000000 Shares	123,930	98,213
	RIO TINTO FIN U 2.875 8/2	280,000.000000 Shares	276,144	253,969
	ROCK TENN COMP 4.9% 3/22	205,000.000000 Shares	222,681	217,420
	ROYAL BK SC 6.1% 6/10/23	105,000.000000 Shares	113,881	112,867
	SES 3.6% 04/04/23 144A	160,000.000000 Shares	164,085	155,859
	SABINE PASS 5.625% 2/1/21	180,000.000000 Shares	187,200	165,600
	SANTANDER UK PLC 5 1 14R	200,000.000000 Shares	209,728	208,190
	SENIOR HOUSING 4.75 054	220,000.000000 Shares	225,073	214,339
	SIGNET UK FINAN 4.7 064	275,000.000000 Shares	282,051	270,941
	SINCLAIR TEL 6.375 11/1/2	115,000.000000 Shares	122,445	118,450
	SOCGEN 5% 01/17/24 144A	240,000.000000 Shares	246,223	244,752
	SOFTBANK CRP 4.5 4/1 14K	200,000.000000 Shares	205,900	199,000
	SOUTHWESTERN EN 4.1% 3/22	190,000.000000 Shares	189,979	119,502
	SPECTRA ENERGY 4.75 034	205,000.000000 Shares	220,508	198,672
	SPRINT CORP 7.25% 9/15/21	90,000.000000 Shares	90,854	67,923
	STANDARD CHART 5.7 0 14D	200,000.000000 Shares	218,448	200,161
	STANDARD CHR 6.5/VAR 14D	75,000.000000 Shares	76,200	72,464
	SUNTRUST BNK 5.625 VARF	140,000.000000 Shares	142,100	140,875

8

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	SUPERVALU 6.75 06/01/21	90,000.000000 Shares	92,700	81,450
	SYNCHRONY FIN 4.25 08/4	165,000.000000 Shares	167,143	162,785
	T-MOBILE USA 6.731 4/22	120,000.000000 Shares	127,740	125,100
	TARGA RES LP/FI 4.25 11A	160,000.000000 Shares	154,200	123,200
	TECK RESOURCES 3.75 2/01/	140,000.000000 Shares	103,250	64,750
	TIME WARNER 3.875 1/15/26	130,000.000000 Shares	129,936	128,932
	TOTAL SYS SE 3.75 06/01/2	195,000.000000 Shares	195,382	189,275
	TRANSOCEAN STEP 10/15/22	280,000.000000 Shares	225,705	148,400
	21ST CENTY FOX 6.65 117	360,000.000000 Shares	446,483	418,342
	TYSON FOODS 3.95 08/15/24	160,000.000000 Shares	163,694	164,287
	UNITED HEALTH 4.75 7/15/4	200,000.000000 Shares	203,088	210,463
	UNITYMEDIA 6.125 1/2 144A	60,000.000000 Shares	62,625	59,289
	UNUM GROUP 5.625% 9/15/20	150,000.000000 Shares	169,958	164,988
	VALE OVERSEAS 4.375 1/22	280,000.000000 Shares	275,061	211,912
	VALERO ENERGY 3.65 3/15/2	240,000.000000 Shares	235,826	226,495
	VERIZON COMM 6.55 9/15/43	275,000.000000 Shares	330,300	326,474
	VERIZON COM 3.5% 11/01/24	305,000.000000 Shares	303,759	301,397
	WMG ACQUISITION 6 1/ 144A	135,000.000000 Shares	140,146	135,675
	WB 5.8% 49-11 T1	300,000.000000 Shares	297,750	288,975
	WALGREENS BOOTS 3.8 114	265,000.000000 Shares	262,942	257,296
	WEATHERFORD INT 7 3/15/38	170,000.000000 Shares	168,220	118,575
	WELLS FARGO & CO 3.45 2/1	190,000.000000 Shares	192,096	190,515
	WHITE MTN 7.506/3ML+320PE	160,000.000000 Shares	168,399	161,600
	WOODSIDE FIN 3.65 3/ 14E	140,000.000000 Shares	135,663	124,094
	WYNN MACAU 5.25 10/1 14N	140,000.000000 Shares	136,324	123,200
	XPO LOGISTIC 6.5 6/1 14O	75,000.000000 Shares	74,948	69,375
	XSTRATA FIN 6.9 11/1 144A	145,000.000000 Shares	162,692	116,000
	XLIT LTD 4.45% 03/31/2025	220,000.000000 Shares	218,954	215,636
	YAMANA GOLD 4.95 07/15/24	165,000.000000 Shares	163,144	140,012

	Total Corporate debt securities		35,769,842	33,564,256

	Other Debt Securities
	MEXICO GOVT 8% 12/07/23	3,600,000.000000 Shares	263,090	233,795
	MEXICO GOVT 8.5% 12/13/18	3,700,000.000000 Shares	265,069	236,165
	SOUTH AFRICA 7% 2/28/31	2,515,000.000000 Shares	176,019	123,964
	INDONESIA GOV 4.125 144A	200,000.000000 Shares	199,750	191,668
	SOUTH AFRICA 5.875 9/16/2	250,000.000000 Shares	283,125	255,552
	US 10YR FUT MAR16 TYH6	-30.000000 Shares	—	(8,906)
	US ULTRA BOND FUT MAR16 WNH6	1.000000 Shares	—	1,000
	US 5YR NOTE FUT MAR16 FVH6	-7.000000 Shares	—	(984)
	CME CITI IRS USD 2.3118% 08/25	-5,000,000.000000 Shares	—	(15,763)

	Total Other Debt Securities		1,187,053	1,016,491

	Notes Receivable
* / **	Participants	Participant Loans	33,403,959	33,403,959

			$1,692,286,580	$1,961,037,231

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00% to 10.50% on loans maturing through 2025.

9

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

AMEREN SERVICES COMPANY
(Administrator)

By	/s/ Martin J. Lyons, Jr.
Martin J. Lyons, Jr.
President
Ameren Services Company

June 23, 2016

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm